The Cushing® MLP & Infrastructure Total Return Fund

8117 Preston Road, Suite 440

Dallas, Texas 75225

September 6, 2018

Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Cushing® MLP & Infrastructure Total Return Fund

Registration Statement on Form N-2

File Nos. 333-225523 and 811-22072

Dear Ms. Vroman-Lee:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Cushing® MLP & Infrastructure Total Return Fund (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-225523 and 811-22072) (the “Registration Statement”) so that it may become effective at 12:00 p.m., Eastern time, on Monday, September 10, 2018, or as soon as practical thereafter.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE CUSHING MLP & INFRASTRUCTURE TOTAL RETURN FUND

By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg
Secretary